Exhibit 99.B(d)(25)(vi)

April 28, 2006

ING Partners, Inc.

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, ING Financial Advisers, LLC (the “Distributor”) agrees to waive all or a portion of its distribution fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Adviser Class shares of ING Oppenheimer Global Growth Portfolio and ING T. Rowe Price Diversified Mid Cap Growth Portfolio, two series of ING Partners, Inc., shall be as follows:

Maximum Operating Expense Ratios (as a percentage of average net assets)
Series	Adviser Class
ING Oppenheimer Global Growth Portfolio	1.15%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio	1.15%

By this letter, we memorialize our agreement that the Distributor has waived these distribution fees for the period December 1, 2004 through April 28, 2006 and we agree that the Distributor will continue to waive these distribution fees through May 1, 2007.

The Distributor acknowledges that: (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future; and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

ING Financial Advisers, LLC

By:	/s/ Terran Titus
Terran Titus
Vice President

Accepted:

By:	/s/ Robert S. Naka
Robert S. Naka
Executive Vice President
ING Partners, Inc.

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Financial Advisers, LLC